UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois  60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.        Financial Statements:

Report of Independent Auditors, LWBJ, LLP

Report of Independent Registered Public Accounting Firm, KPMG LLP

Statements of Net Assets Available for Benefits as of December 31, 2005 and

2004

Statements of Changes in Net Assets Available for Benefits for the years ended

December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005

2.        Exhibits:

23.1           Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

23.2           Consent of KMPG LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 29, 2006	SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

By:	Sauer-Danfoss (US) Company, Plan Administrator

By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS EMPLOYEES’

SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2005

Contents

Report of Independent Auditors	1
Report of Independent Registered Public Accounting Firm, KPMG LLP	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10
Supplemental Schedule
Schedule of Assets (Held at End of Year)	11

Report of Independent Auditors

Employee Benefit Committee

Sauer-Danfoss Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Sauer-Danfoss Employees’ Savings Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated May 27, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

LWBJ, LLP

May 23, 2006

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
Sauer-Danfoss Employees’ Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

May 27, 2005
Des Moines, Iowa

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments	$91,479,090	$84,073,406
Employer contributions receivable	144,566	4,261
Employee contributions receivable	272,577	8,206
Total assets and net assets available for benefits	$91,896,233	$84,085,873

See accompanying notes.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the years ended December 31, 2005 and 2004

	2005	2004
Additions
Contributions:
Employees	$6,213,791	$5,546,655
Employer	2,049,480	1,900,447
Rollovers	386,362	324,897
Investment income	3,724,798	2,518,372
Net realized and unrealized gains on plan investments	1,527,849	4,355,538
Other income	66,826	—
Total additions	13,969,106	14,645,909

Deductions
Benefits paid	5,940,982	5,158,934
Fees	187,910	171,092
Premiums	29,854	23,410
Other deductions	—	19,985
Total deductions	6,158,746	5,373,421

Transfers from other plans, net	—	59,383
Net increase in net assets available for benefits	7,810,360	9,331,871

Net assets available for benefits:
Beginning of year	84,085,873	74,754,002
End of year	$91,896,233	$84,085,873

See accompanying notes.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2005

1.             Description of the Plan

The following description of Sauer-Danfoss Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which generally covers persons regularly employed by Sauer-Danfoss (US) Company and its affiliates (collectively, the “Company”) in the United States.

Excluded from coverage are persons covered by a collective bargaining agreement between employee representatives and the Company where retirement benefits were a subject of the good faith bargaining between the parties. Also excluded from coverage are persons regularly employed on a temporary or irregular basis for fewer than 1,000 hours per year, until the time that such person completes 1,000 hours of service in a consecutive twelve-month period.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

AMVESCAP National Trust Company has been designated as Trustee of the Plan.

Contributions

The Plan is funded primarily by employee contributions. Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 100%. Annual contributions, including life insurance purchased, may not exceed $14,000 and $13,000 in 2005 and 2004, respectively, as indexed by the Internal Revenue Service (the “IRS”). The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Participating employees are generally entitled to receive employer contributions into the Plan on their behalf. Employees that continue to accrue a benefit under the final average pay formula in the Sauer-Danfoss Employees’ Retirement Plan, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

For employees receiving such contributions, the employer contributions consist of two components:

•                  A base contribution equal to 2% of the employee’s eligible compensation; and

•                  A matching contribution equal to 50% of the employee’s contribution, subject to a maximum matching contribution of 2% of eligible compensation.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

1.             Description of the Plan (continued)

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  INVESCO Structured Small Cap Value Equity Trust

•                  INVESCO 500 Index Trust

•                  INVESCO International Equity Trust

•                  Fidelity Equity Income Fund

•                  PIMCO Total Return Admin Fund

•                  Lord Abbett Mid Cap Value A Fund

•                  American Funds American Balanced – R4 Fund

•                  American Funds Growth Fund of America – R4 Fund

•                  Managers Special Equity Fund

•                  Fidelity Advisor Mid Cap – T Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

Participant accounts are credited for contributions and allocations of Plan earnings or losses. Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

In addition, prior to August 30, 1998, participants were able to elect to invest in a life insurance fund which purchased coverage for the participant and/or their families. Life insurance policies purchased prior to August 30, 1998 continue to be maintained under the Plan but new investments in the life insurance fund are no longer permitted. Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements. Balances included in the life insurance fund represent unremitted employee withholdings from participants. They do not represent assets available for benefits but rather premiums which are subsequently remitted to the life insurance provider.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $2,819,511 and $2,426,012 at December 31, 2005 and 2004, respectively, are included in investments. Interest rates ranged from 5.50% to 11.00% at December 31, 2005 and December 31, 2004.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

1.             Description of the Plan (continued)

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and earnings thereon vest as follows:

•                  Upon termination of employment at or after age sixty-five - 100%

•                  Upon death or disability - 100%

•                  Upon any other termination of employment, the following vesting schedule is applicable:

Years of Service	Vesting Percentage
Less than 3	0%
3 or more	100

Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant’s beneficiary(ies) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees, which are paid by the Plan.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

1.             Description of the Plan (continued)

Forfeitures

Forfeited nonvested accounts will be used to reduce future employer contributions. Employer contributions were reduced by $165,108 and $0 from forfeited nonvested accounts in 2005 and 2004, respectively.

2.             Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets. The Plan’s assets consist of the assets of the Sauer-Danfoss Employees’ Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

Valuation of Investments

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value as determined by the Trustee.

Investments in participant loans are carried at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Federal Income Taxes

The IRS has determined and informed the Company, by a letter dated February 22, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

3.        The Trust

The fair value of investments of the Trust at December 31, 2005 and 2004 were as follows:

	2005	2004
INVESCO Stable Value Trust (1)(2)	$23,094,416	$22,215,787
INVESCO Structured Small Cap Value Equity Trust (1)	2,023,968	1,253,033
INVESCO 500 Index Trust (1)(2)	6,870,674	6,644,676
INVESCO International Equity Trust (1)	4,420,082	3,664,770
Fidelity Equity Income Fund (2)	17,189,403	17,507,061
PIMCO Total Return Admin Fund	2,369,588	1,989,176
Lord Abbett Mid Cap Value A Fund	3,131,741	2,256,662
American Funds American Balanced - R4 Fund (2)	8,862,586	8,259,046
American Funds Growth Fund of America - R4 Fund (2)	10,584,905	8,661,777
Managers Special Equity Fund	4,511,372	4,164,649
Fidelity Advisor Mid Cap - T Fund	4,124,462	3,527,986
Sauer-Danfoss Inc. Stock Fund (1)	1,474,143	1,499,511
Life Insurance Fund Assets	2,239	3,260
Participant Loans	2,819,511	2,426,012
	$91,479,090	$84,073,406

(1)    Party-in-interest of the Plan.

(2)    Investments representing more than 5% of net assets available for benefits.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

3.        The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2005 and 2004 were as follows:

	2005	2004
Interest	$153,146	$161,244
Dividends	3,571,652	2,333,752
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust (1)	(21)	—
INVESCO Structured Small Cap Value Equity Trust (1)	219,880	191,038
INVESCO Total Return Fund (1)	—	(207,750)
INVESCO 500 Index Trust (1)	327,111	638,292
INVESCO Dynamics Fund (1)	—	(125,375)
INVESCO Small Company Growth Fund (1)	—	(227,726)
INVESCO International Equity Trust (1)	465,682	649,689
Fidelity Equity Income Fund	6,911	970,802
AIM Blue Chip Fund (1)	—	(293,633)
PIMCO Total Return Admin Fund	(41,232)	(17,205)
Lord Abbett Mid Cap Value A Fund	(30,018)	264,273
American Funds American Balanced - R4 Fund	(88,491)	244,201
American Funds Growth Fund of America - R4 Fund	1,143,674	826,438
Managers Special Equity Fund	(169,727)	594,566
Fidelity Advisor Mid Cap - T Fund	(145,118)	477,846
Sauer-Danfoss Inc. Stock Fund (1)	(160,802)	393,458
	$5,252,647	$6,873,910

(1)   Party-in-interest of the Plan.

4.        Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

5.        Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies. The Trustee of the Plan is a party-in-interest because Plan participants are able to invest in certain funds offered by affiliates of AMVESCAP. Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Common Stock Fund. These transactions are exempt and are not prohibited by ERISA.

Schedule 1

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN
EIN: 42-1345015
PN: 003
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost	Value
*	INVESCO	Stable Value Trust	$23,094,416	$23,094,416
*	INVESCO	Structured Small Cap Value Equity Trust	1,669,009	2,023,968
*	INVESCO	500 Index Trust	6,096,403	6,870,674
*	INVESCO	International Equity Trust	3,174,258	4,420,082
	Fidelity Investments	Equity Income Fund	16,027,591	17,189,403
	PIMCO	Total Return Admin Fund	2,427,191	2,369,588
	Lord Abbett Family of Funds	Mid Cap Value A Fund	2,929,521	3,131,741
	American Funds	American Balanced - R4 Fund	8,735,281	8,862,586
	American Funds	Growth Fund of America - R4 Fund	8,780,338	10,584,905
	Managers Special Equity Fund	Managers Special Equity Fund	4,165,954	4,511,372
	Fidelity Investments	Fidelity Advisor Mid Cap - T Fund	3,854,565	4,124,462
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	1,088,087	1,474,143
	Life Insurance	Life Insurance Fund Assets	2,239	2,239
	Participants	Participant loans (5.5% to 11.0%)	—	2,819,511
			$82,044,853	$91,479,090

*   Party-in-interest

See accompanying notes.